AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

04030754

82-34639

SEC#~~82-5258~~

31 May 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 28 May 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

6/17

Encl/

AGENIX

ASX ANNOUNCEMENT

Peptech and Agenix discussing outcome of due diligence investigations for merger

Peptech and Agenix today announced that the due diligence period for the merger had ended and the companies were in negotiations about the implications of their due diligence on the proposed merger.

The due diligence was complicated, predominantly because third party consents to the release of certain information were not received within the time allowed for due diligence.

Mel Bridges, Executive Chairman of Peptech Limited and Don Home, Managing Director of Agenix Limited, said the parties continue to be committed to achieving the merger and a further announcement to the market is expected within 2 weeks

END

Further information:

Mel Bridges
Executive Chairman
Peptech Limited
Ph: 0413 051 600

Donald Home
Managing Director
Agenix Limited
Ph: 0438 500 255